PRESS RELEASE

Globex Mining Enterprises Inc.

"At Home in North America"

19,215,074 shares issued and outstanding

Ref.: File no. 82-4025

RECEIVED

2009 DEC -4 A 6:14

November 26, 2009

GLOBEX APPOINTS NEW CHIEF FINANCIAL OFFICER

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. (GMX – Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – OTCQX International) is pleased to announce the appointment of James G. Wilson, as Globex's new Chief Financial Officer (CFO) and Treasurer. Mr. Wilson joins the Company immediately and will support the organization as it develops its exciting opportunities. During the near term, he will work closely with the retiring CFO, Dianne Stoch. Dianne will continue in the position of Corporate Secretary and as a director of the Company.

Mr. Wilson brings varied experience to Globex that he gained as an auditor with Ernst & Young, in his involvement with Falconbridge Ltd., as well as in his Vice-President, Finance and CFO roles within the insurance industry. He also spearheaded financial process and internal control over financial reporting initiatives in a variety of private and public organizations. Mr. Wilson holds a Bachelor of Commerce (Honours) from McMaster University as well as the designations of Chartered Accountant (CA) and Certified Management Accountant (CMA). Currently Mr. Wilson is the CFO and Vice-President Finance of First Metals Inc. (FMA), and will divide his time between Globex and FMA for the near future.

We are extremely pleased to welcome Jim to our management team. He brings a broad base of financial experience and an excellent understanding of the mining industry and our business model.

Globex is an exploration and royalty company with over 90 properties, half of which are advanced gold properties. Other properties include copper, zinc, silver, nickel, rare earths, uranium, magnesium, talc, platinum, palladium and molybdenum mineralization.

09047428

SUPPL

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

Jack Stoch, P.Geo., Acc.Dir.
President & CEO
Globex Mining Enterprises Inc.
86, 14th Street
Rouyn-Noranda, Quebec Canada J9X 2J1

Tel.: 819.797.5242
Fax: 819.797.1470
info@globexmining.com
www.globexmining.com

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